BENDA PHARMACEUTICAL, INC.
Room 13, Floor 25, Sunny New World Tower,
No. 231 Xin Hua Road, Jianghan District,
Wuhan, Hubei, P.R.C. 430015

July 15, 2008

VIA TELEFAX (202)772-9217
Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Benda Pharmaceutical, Inc.
Registration Statement on Form S-1
Amendment No. 4 filed June 26, 2008
File No. 333-144351

Dear Mr. Krug:

We are in receipt of your comment letter dated July 9, 2008 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by the Staff. For convenience, the question is listed below, followed by the Company’s response.

FORM S-1

Selling Security Holders, page 32

1.
We note your response to comment 7 and reissue the comment. The disclosure on page 33 states Pope Investments LX owns 40,860,900 shares of common stock before the offering whereas the disclosure on page 43 states Pope Investments owns 42,836,904 shares. Please advise or revise.

Answer: Please note that the S-1 has been revised to disclose that Pope Investment owns 42,836,904 shares.

Yidu Benda Products, page 62

2.
The discussion in the first sentence of the last paragraph of this section states “… our Yidu Benda plant has been shut down since the middle of January 2007…” You also state you have fulfilled the requirements for full production, however you have not clarified whether full production, in fact, has resumed. Please expand the discussion to describe the current status of activity at the facility. If full production has not yet resumed, please discuss the reasons for this situation and what additional requirements, if any, must be satisfied for full production to begin.

Answer: Yidu Benda had passed the environmental assessment and safety assessment by the Yichang Environmental Protection Bureau and Yichang Safety Supervision Bureau on September 25 and October 1, 2007 respectively, and fulfilled the requirements for the full production. Additionally, the Yichang Environmental Protection Bureau permitted Yidu Benda to have the trail production on December 28, 2007. Therefore, the production facilities fulfilled the environmental and safety requirements, and full production resumed on December 28, 2007.

Milestones of SiBiono, page 81

3.
We note your response to comment 12. Please expand the discussion to indicate the number of Gendicine you have shipped since February 25, 2008 in connection with the fulfillment of the 16,000 vial order. We may have additional comments.

Answer: Please note that the S-1 has been amended to disclose that as of December 31, 2007, SiBiono shipped 10,652 of the 16,000 vials ordered. From January 1 to February 25, 2008, another 733 vials out of the 16,000 vials order had shipped. From February 26 to July 10, 2008, an additional 2,412 vials shipped. Accordingly, we have shipped and received payment for a total of 13,797 vials of the 16,000 vial order. The 16,000 vial order for Gendicine was ordered by various selling agents with average selling price RMB2,500 per vial.

Accounting comments – General

4.
Refer to your response to our comment 14 and we reissue our comment. We did not note any letter provided supplementally thus we reissue our comment. Please have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

Answer: We have provided the letter from Philip C. Kempisty of Kempisty & Co., our auditor, to confirm that they traveled to China as part of the audit. Please find the letter included supplementally.

Benda Pharmaceutical, Inc. Financial Statements for the period ended March 31, 2008

Recent Accounting Pronouncements, page F-10

5.	Please update this disclosure to discuss the impact of adopting SFAS 157 and 159 on your financial statements as these standards were effective January 1, 2008.

Answer: Please note that we have updated the disclosure to discuss the impact of adopting SFAS 157 and 159 on our financial statements as these standards were effective January 1, 2008.

Trade Receivables, Other Receivables, and Prepaids and Deposits – Allowance for Doubtful Accounts, page F-11

6.
We note a trend of increasing accounts receivable. Please clarify in the disclosure what you mean by “the appropriate allowance on those accounts receivable for the reporting periods was based on the aged nature of these accounts” as this is vague. For example, state the age you begin reserving for the receivable balance (i.e. after 90 days). Explain why the allowance has increased and reconcile this increase to your discussion on page 91 which implies that collectability is not an issue.

Answer: Please note that the footnote has been revised to clarify the disclosure. In general, the company set full allowance for accounts receivable balances aged over 120 days which is the general credit term granted to the customers. After deducting those allowances from the trade receivable, based on the management’s past experience, there would be no collectability issue on the net amount.

For the three months ended March 31, 2008, management assessed certain balances aged over 120 days and reviewed customer by customer and specified which did not have collectability issue; then a 100% provision was made against all remaining balances outstanding over 120 days.

For the three months ended March 31, 2008, the net receivable turnover day of 140 days (the formula of the calculation is stated below) which was slightly above the company’s general principle for the allowance which was mainly due to the fact that there was a long Chinese New Year holiday and a big snowing in the first quarter of 2008, it did affect the collection of trade receivables to certain extend. On the whole, the allowance made during the reporting period still falls within the normal range.

Average Trade Receivable, net / Revenue, Gross x 90days
Whereas:      Average Trade Receivable, net = Trade Receivable / 2;
Revenue, Gross = Revenue x 1.17 (whereas 17% is the Value-added Tax)

After the allowance being made against doubtful debts, the management considered there was no collectability issue of the remaining balances, thus the management mentioned that there would be no collectability issue regarding the net amount of trade receivable.

Benda Pharmaceutical, Inc. Financial Statements for the period ended December 31, 2007

Goodwill and Acquisition Cost Payable, page F-19

7.
Refer to your response to our comment 16 and we reissue our comment in part. Please provide in this footnote all the disclosures required by paragraphs 51-57 of FAS 141, including the complete purchase price allocation for SiBiono, that is, how the $8.22 million was recorded in the financial statements. We noted in your response that you acquired net assets totaling $1.1 and recorded $7.4 in goodwill however, the total of these amounts do not correspond to the $8.22 acquisition price. Please revise your disclosure accordingly.

Answer: Please note that the footnote has been amended to include all disclosures required by paragraphs 51-57 of FAS 141. According to the fixed exchange rate of $0.1371 prevailing for the year ended December 31, 2007, the amount for the acquisition price, goodwill and net assets acquired were calculated as follows:

		Exchange
	RMB Million	Rate	USD Million
Total acquisition price	62.56	0.1371	8.58
Goodwill	53.95	0.1371	7.40
SiBiono net assets as of March 31, 2007	8.61	0.1295	1.12

From the above table, the net assets of SiBiono as of March 31, 2007 was Rmb8.61 million, and when translating into US currency upon the time acquired, such net assets amount was translated into $1.12 million. However, when we subtract the total acquisition price against the goodwill, the net assets would be $1.18 million. The slightly difference was occurred, $0.06 million and which was solely due to the foreign currency translation.

The company disclosed in the Note that the acquisition price was $8.22 million as the inappropriate exchange rate was adopted for the simple calculation. Therefore, the company realized that it is incorrect to state in the disclosure note that the acquisition price was $8.22 million and such amount should be $8.58 million. Therefore, we make the corresponding amendment in the notes to the consolidation financial statements for the year ended December 31, 2007 accordingly.

Please also aware that the above amendment also made for the reporting period as of March 31, 2008. The amount of the acquisition price, goodwill and net assets acquired should be translated from RMB to US$ as follows:

		Exchange
	RMB Million	Rate	USD Million
Total acquisition price	62.56	0.1428	8.93
Goodwill	53.95	0.1428	7.70
SiBiono net assets as of March 31, 2007	8.61	0.1295	1.12

From the above table, the net assets of SiBiono as of March 31, 2007 was Rmb8.61 million, and when translating into US currency upon the time acquired, such net assets amount was translated into $1.12 million. However, when we subtract the total acquisition price against the goodwill, the net assets would be $1.23 million. The slightly difference was occurred, $0.11 million and which was solely due to the foreign currency translation.

Very truly yours,

BENDA PHARMACEUTICAL INC.

By:	/s/ Yiqing Wan
Yiqing Wan
President and Chief Executive Officer / Director